UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form 8-K

Current Report
Pursuant to Section 13 or 15(d)of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **February 1, 2012**

First Financial Holdings, Inc.
(Exact name of registrant as specified in charter)

Delaware	**0-17122**	**57-0866076**
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer I.D. number

2440 Mall Drive, Charleston, South Carolina 29406
(Address of principal executive offices)

Registrant's telephone number (including area code): **(843) 529-5933**

Not applicable
(Former name or former address, if changed since last report)

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4c under the Exchange Act (17 CFR 240.13e-4(c))

Section 2 -- Financial Information

Item 2.02 Results of Operations and Financial Condition

On January 30, 2012, First Financial Holdings, Inc. announced its quarterly financial results and declared a cash dividend. For more information regarding this matter, see the press release attached hereto as Exhibit 99.1.

Section 5 – Corporate Governance and Management

Item 5.07 Submission of Matters to a Vote of Security Holders

At the Company's Annual Meeting of Shareholders on January 26, 2012, the shareholders voted to (1) elect four directors to serve three-year terms; (2) provide advisory approval of the compensation of named executive officers ("say on pay"); (3) provide advisory approval of the frequency of the vote on compensation of named executive officers ("say on frequency"); and (4) ratify the appointment of Grant Thornton LLP as independent registered public accounting firm for the fiscal year ending December 31, 2012. The following tables set forth the voting results on each matter.

Director Nominee	For	Withheld	Broker Non-Votes	% Votes For
R. Wayne Hall	10,973,235	480,430	3,283,983	95.8%
James L. Rowe	11,282,983	170,682	3,283,983	98.5%
Richard W. Salmons, Jr.	11,296,821	156,844	3,283,983	98.6%
Henry M. Swink	11,274,971	178,694	3,283,983	98.4%

Proposal	For	Against	Abstain	Broker Non-Votes
Provide advisory approval of the compensation of named executive officers ("say on pay")	10,817,447	445,149	191,068	3,283,984
	One Year	**Two Years**	**Three Years**	**Abstain**
Provide advisory approval for the frequency of the vote on compensation of named executive officers ("say on frequency")	7,887,169	93,729	3,219,703	253,064
				Broker Non-Votes
				3,283,983

Proposal	For	Against	Abstain	Broker Non-Votes
Ratify the appointment of Grant Thornton LLP as independent registered accounting firm for the fiscal year ending December 31, 2012	14,647,683	28,518	61,447	N/A

In light of the voting results with respect to the say on frequency advisory vote, the Company has decided that the Company will hold an advisory vote on named executive officer compensation annually.

Section 9 -- Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit (99.1). Press release dated January 30, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC

/s/ Blaise B. Bettendorf
Blaise B. Bettendorf
Executive Vice President
and Chief Financial Officer

Date: February 1, 2012

EXHIBIT INDEX

Exhibit Number	Description
99.1	First Financial Holdings, Inc. announces quarterly financial results and declares cash dividend

Exhibit 99.1

FIRST FINANCIAL HOLDINGS, INC.

**FIRST FINANCIAL HOLDINGS, INC. ANNOUNCES QUARTERLY FINANCIAL RESULTS
AND DECLARES CASH DIVIDEND**

CHARLESTON, SOUTH CAROLINA, January 30, 2012 – First Financial Holdings, Inc. ("First Financial," NASDAQ: FFCH), the holding company for First Federal Savings and Loan Association of Charleston ("First Federal"), announced today net income of $15.6 million for the three months ended December 31, 2011, compared with $1.1 million for the three months ended September 30, 2011 and $1.2 million for the three months ended December 31, 2010. After the effect of the preferred stock dividend and related accretion, First Financial reported net income available to common shareholders of $14.6 million for the three months ended December 31, 2011, compared with $113 thousand and $210 thousand for the three months ended September 30, 2011 and December 31, 2010, respectively. Diluted net income per common share was $0.88 for the quarter ended December 31, 2011, compared with $0.01 for both the prior quarter and for the same quarter last year. Diluted net income per common share from continuing operations was $0.88 for the quarter ended December 31, 2011, compared with $0.12 and $0.01 for the quarters ended September 30, 2011 and December 31, 2010, respectively.

"The successful completion of the bulk loan sale during this quarter marked yet another strategic initiative in the transformation of our company and has positioned First Financial to produce improved results for our shareholders," said R. Wayne Hall, president and chief executive officer of First Financial and First Federal. "We are focused on providing superior products and services to our customers, generating organic loan growth and improving the efficiency of our operations."

Highlights for the Quarter ended December 31, 2011

- On October 26, 2011, First Financial sold certain performing loans and classified assets in a bulk sale (the "bulk loan sale") with an aggregate contractual principal balance of $197.9 million to affiliates of Värde Partners, Inc. and recorded a pre-tax gain of $20.8 million on the transaction.
- Net interest margin remained strong for the quarter ended December 31, 2011 at 3.91%, an increase of four basis points over the prior quarter ended September 30, 2011.
- The allowance for loan losses totaled $53.5 million at December 31, 2011 or 2.24% of total loans, compared with $54.3 million or 2.31% of total loans at September 30, 2011.
- Credit metrics remain strong with non-covered nonperforming assets to total assets of 1.35% at December 31, 2011 compared with 1.23% at September 30, 2011.
- The provision for loan losses for the quarter ended December 31, 2011 totaled $7.4 million, compared with $8.9 million for the linked quarter.
- Net charge-offs totaled $8.3 million for the quarter ended December 31, 2011, compared with $10.1 million for the linked quarter.
- First Financial's tangible common equity to tangible common assets ratio increased to 6.67% at December 31, 2011, as compared with 6.27% at September 30, 2011. The consolidated total risk-based capital ratio (pro-forma) would have been 15.39% at December 31, 2011, as compared with 14.36% at September 30, 2011.
- On December 21, 2011 First Financial announced that it filed an application with the Federal Reserve Bank of Richmond to convert from a savings and loan holding company to a bank holding company, that First Federal had received conditional approval from the State of South Carolina to convert from a federal savings and loan association to a state-chartered commercial bank (subject to the holding company approval), and that First Financial's Board of Directors approved an amendment to the bylaws to change the fiscal year from September 30th to December 31st.

Balance Sheet

Total assets at December 31, 2011 were $3.1 billion, a decrease of $59.3 million or 1.9% from September 30, 2011 and a decrease of $154.4 million or 4.7% from December 31, 2010. The decline from September 30, 2011 was primarily the result of a decrease in loans held for sale due to the bulk loan sale and other assets, partially offset by an increase in portfolio loans. The decline from December 31, 2010 was primarily the result of the bulk loan sale, as well as the sales of First Southeast Insurance Services Inc. and Kimbrell Insurance Group, Inc. during 2011, partially offset by an increase in total investment securities.

Investment securities at December 31, 2011 totaled $457.7 million, a decrease of $11.8 million or 2.5% from September 30, 2011 and an increase of $22.2 million or 5.1% over December 31, 2010. The decrease from September 30, 2011 was primarily the result of normal cash flows and prepayments received during the quarter, partially offset by investment securities purchased. The increase over December 31, 2010 was primarily the result of purchasing new securities during 2011.

The following table summarizes the loan portfolio by major categories.

LOANS (in thousands)	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011	December 31, 2010
Residential loans					
Residential 1-4 family	$ 975,405	$ 909,907	$ 895,650	$ 916,146	$ 887,924
Residential construction	15,117	16,431	19,603	20,311	15,639
Residential land	41,612	40,725	42,763	48,955	53,772
Total residential loans	1,032,134	967,063	958,016	985,412	957,335
Commercial loans					
Commercial business	83,814	80,871	80,566	91,005	91,129
Commercial real estate	456,541	471,296	482,315	570,300	590,816
Commercial construction	16,477	15,051	16,037	22,269	23,895
Commercial land	61,238	67,432	70,562	119,326	133,899
Total commercial loans	618,070	634,650	649,480	802,900	839,739
Consumer loans					
Home equity	357,270	369,213	379,122	387,957	396,010
Manufactured housing	275,275	276,047	274,192	270,694	269,555
Marine	52,590	55,243	57,406	59,428	62,830
Other consumer	50,118	53,064	53,853	53,454	57,898
Total consumer loans	735,253	753,567	764,573	771,533	786,293
Total loans	2,385,457	2,355,280	2,372,069	2,559,845	2,583,367
Less: Allowance for loan losses	53,524	54,333	55,491	85,138	88,349
Net loans	$ 2,331,933	$ 2,300,947	$ 2,316,578	$ 2,474,707	$ 2,495,018

Total loans at December 31, 2011 increased $30.2 million or 1.3% over September 30, 2011 and decreased $197.9 million or 7.7% from December 31, 2010. The increase over September 30, 2011 was primarily the result of a higher volume of 15-year fixed rate residential loan originations, which were held in the portfolio, partially offset by declines in the commercial and consumer loan portfolios. While the total commercial loan portfolio declined, the commercial business portfolio increased 3.6% over September 30, 2011, and this pipeline has displayed recent signs of improvement. The decrease from December 31, 2010 was primarily the result of the bulk loan sale, partially offset by continued demand for residential mortgage loans due to the low interest rate environment. For both comparative periods, continued lower loan demand from creditworthy borrowers, charge-offs, transfers of nonperforming loans to other real estate owned ("OREO"), and paydowns due to normal borrower activity contributed to a reduction in loans.

The allowance for loan losses was $53.5 million at December 31, 2011 or 2.24% of total loans, compared with $54.3 million or 2.31% of total loans at September 30, 2011 and $88.3 million or 3.42% of total loans at December 31, 2010. The decrease from September 30, 2011 was primarily the result of the continued reduced level of charge-offs since the bulk loan sale. The decrease from December 31, 2010 was primarily the result of the bulk loan sale and improvement in credit quality measures during the past twelve months, as discussed further below. The allowance for loan losses at December 31, 2011 was 2.39% of loans excluding loans covered under a purchase and assumption loss-share agreement ("loss-share agreement") with the FDIC ("covered loans"), and represented 1.77 times coverage of the non-covered nonperforming loans.

At December 31, 2011, loans held for sale totaled $48.3 million, a decrease of $46.6 million from September 30, 2011 and an increase of $19.8 million over December 31, 2010. Loans held for sale at September 30, 2011 consisted of $40.8 million of residential mortgage loans to be sold in the secondary market and $54.1 million of nonperforming and performing loans selected for the bulk loan sale, while during the other two periods the loans held for sale were solely comprised of residential mortgage loans to be sold in the secondary market. The increases in residential mortgage loans to be sold in the secondary market over both prior periods were primarily the result of higher borrower demand due to recent reductions in market interest rates. These loans generally settle in 45 to 60 days. The decrease in the bulk loan pool, which was established as of June 30, 2011, was the result of the sale and settlement of the entire pool during the December 31, 2011 quarter.

The FDIC indemnification asset, net at December 31, 2011 was $51.0 million, essentially unchanged from September 30, 2011 and a decrease of $17.3 million or 25.3% from December 31, 2010. The decrease was primarily the result of receiving claims reimbursement from the FDIC, partially offset by the normal accretion recorded to the indemnification asset.

Other assets totaled $98.9 million at December 31, 2011, a decrease of $22.6 million or 18.6% from September 30, 2011 and an increase of $4.7 million or 5.0% over December 31, 2010. The decrease from September 30, 2011 was primarily the result of lower levels of OREO properties, current tax adjustments and federal tax refunds received. The increase over December 31, 2010 was primarily the result of an increase in the deferred tax asset associated with the loss recorded in the June 30, 2011 quarter.

Core deposits, which include checking, savings, and money market accounts, totaled $1.2 billion at December 31, 2011, essentially unchanged from September 30, 2011 and an increase of $121.2 million or 10.9% over December 31, 2010. The increase was primarily the result of new retail deposit products introduced during 2011 as well as several marketing initiatives and campaigns during the last twelve months to attract and retain core deposits. Time deposits at December 31, 2011 totaled $1.0 billion, a decrease of $70.8 million or 6.6% from September 30, 2011 and a decrease of $291.7 million or 22.5% from December 31, 2010. The decreases were primarily the result of a planned reduction in maturing high rate retail and wholesale time deposits and lower funding needs relative to asset growth during the last twelve months.

Advances from the FHLB at December 31, 2011 totaled $561.0 million, essentially unchanged from September 30, 2011 and an increase of $63.9 million or 12.9% over December 31, 2010. The increase was primarily the result of a shift in funding mix due to the planned reduction of high rate time deposits, partially offset by using cash flow from investment securities and the loan portfolio to paydown FHLB advances.

Shareholders' equity at December 31, 2011 was $277.2 million, an increase of $8.7 million or 3.2% over September 30, 2011 and a decrease of $38.1 million or 12.1% from December 31, 2010. The variances were primarily the result of net operating results during the last twelve months combined with a reduction in accumulated other comprehensive income due to a change in market value related to recent activity and updated assumptions on the valuation of certain securities. While First Financial is not currently required to report risk-based capital metrics at the holding company level, using December 31, 2011 data on a pro-forma basis, the Tier 1 capital ratio for First Financial would have been 14.13% and the total risk-based capital ratio would have been 15.39%. First Federal's regulatory capital ratios continue to be above "well-capitalized" minimums, as evidenced by the key capital ratios and additional capital information presented in the following table.

		For the Three Months Ended			
		December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011	December 31, 2010
First Financial						
Equity to assets		8.81%	8.37%	8.27%	9.43%	9.55%
Tangible common equity to tangible assets (non-GAAP)		6.67	6.27	6.08	6.40	6.51
Book value per common share		$ 12.84	$ 12.31	$ 12.20	$ 14.92	$ 15.15
Tangible common book value per share (non-GAAP)		12.69	12.16	11.83	12.65	12.86
Dividends paid per common share, authorized		0.05	0.05	0.05	0.05	0.05
Common shares outstanding, end of period (000s)		16,527	16,527	16,527	16,527	16,527
	Regulatory Minimum for "Well-Capitalized"					
First Federal						
Leverage capital ratio	5.00%	8.92%	8.26%	7.48%	8.58%	8.58%
Tier 1 risk-based capital ratio	6.00	12.35	11.26	10.07	11.51	11.42
Total risk-based capital ratio	10.00	13.61	12.53	11.33	12.78	12.69

Asset Quality

The following tables illustrate the trend in quality and risk inherent in the loan portfolio over the past twelve months.

DELINQUENT LOANS	December 31, 2011		September 30, 2011		June 30, 2011		March 31, 2011		December 31, 2010	
(30-89 days past due)		% of		% of		% of		% of		% of
(dollars in thousands)	$	Portfolio	$	Portfolio	$	Portfolio	$	Portfolio	$	Portfolio
Residential loans										
Residential 1-4 family	$ 2,986	0.31%	$ 1,722	0.19%	$ 1,404	0.16%	$ 3,050	0.33%	$ 6,712	0.76%
Residential construction	---	---	---	---	---	---	---	---	---	---
Residential land	561	1.35	65	0.16	325	0.76	1,398	2.86	432	0.80
Total residential loans	3,547	0.34	1,787	0.18	1,729	0.18	4,448	0.45	7,144	0.75
Commercial loans										
Commercial business	908	1.08	868	1.07	2,387	2.96	1,618	1.78	3,476	3.81
Commercial real estate	3,514	0.77	3,394	0.72	2,703	0.56	9,322	1.63	10,600	1.79
Commercial construction	---	---	595	3.95	---	---	---	---	635	2.66
Commercial land	1,185	1.94	537	0.80	821	1.16	4,220	3.54	5,348	3.99
Total commercial loans	5,607	0.91	5,394	0.85	5,911	0.91	15,160	1.89	20,059	2.39
Consumer loans										
Home equity	4,525	1.27	3,408	0.92	3,266	0.86	3,550	0.92	4,355	1.10
Manufactured housing	3,267	1.19	2,600	0.94	2,298	0.84	2,491	0.92	4,043	1.50
Marine	597	1.14	980	1.77	264	0.46	296	0.50	707	1.13
Other consumer	831	1.66	629	1.19	589	1.09	592	1.11	905	1.56
Total consumer loans	9,220	1.25	7,617	1.01	6,417	0.84	6,929	0.90	10,010	1.27
Total delinquent loans	$ 18,374	0.77%	$ 14,798	0.63%	$ 14,057	0.59%	$ 26,537	1.04%	$ 37,213	1.44%

Total delinquent loans at December 31, 2011 increased $3.6 million or 24.2% over September 30, 2011. The increases in delinquent residential and consumer loans were primarily the result of several customers with modification requests in process as well as a seasonal increase normally experienced in the fourth calendar quarter each year. Total delinquent loans at December 31, 2011 included $2.3 million in covered loans, as compared with $2.7 million at September 30, 2011.

	December 31, 2011		September 30, 2011		June 30, 2011		March 31, 2011		December 31, 2010	
NONPERFORMING ASSETS		% of		% of		% of		% of		% of
(dollars in thousands)	$	Portfolio	$	Portfolio	$	Portfolio	$	Portfolio	$	Portfolio
Residential loans										
Residential 1-4 family	$ 4,977	0.51%	$ 1,595	0.18%	$ 1,242	0.14%	$ 23,663	2.58%	$ 20,371	2.29%
Residential construction	---	---	---	---	---	---	---	---	---	---
Residential land	1,448	3.48	1,140	2.80	451	1.05	3,604	7.36	4,997	9.29
Total residential loans	6,425	0.62	2,735	0.28	1,693	0.18	27,267	2.77	25,368	2.65
Commercial loans										
Commercial business	3,665	4.37	4,322	5.34	3,664	4.55	9,151	10.06	9,769	10.72
Commercial real estate	17,160	3.76	18,400	3.90	16,396	3.40	60,256	10.57	57,724	9.77
Commercial construction	573	3.48	266	1.77	1,451	9.05	4,074	18.29	4,484	18.77
Commercial land	5,232	8.54	6,310	9.36	5,411	7.67	40,740	34.14	43,824	32.73
Total commercial loans	26,630	4.31	29,298	4.62	26,922	4.15	114,221	14.23	115,801	13.79
Consumer loans										
Home equity	8,192	2.29	6,871	1.86	9,165	2.42	9,379	2.42	9,450	2.39
Manufactured housing	3,461	1.26	2,922	1.06	2,953	1.08	3,517	1.30	3,609	1.34
Marine	246	0.47	47	0.09	94	0.16	42	0.07	67	0.11
Other consumer	224	0.45	127	0.24	129	0.24	181	0.34	555	0.96
Total consumer loans	12,123	1.65	9,967	1.32	12,341	1.61	13,119	1.70	13,681	1.74
Total nonaccrual loans	45,178	1.89	42,000	1.78	40,956	1.73	154,607	6.04	154,850	5.99
Loans 90+ days still accruing	121		171		76		109		204	
Restructured Loans, still accruing	2,411		734		1,535		1,550		1,578	
Total nonperforming loans	47,710	2.00%	42,905	1.82%	42,567	1.79%	156,266	6.10%	156,632	6.06%
Nonperforming loans held for sale	---		39,412		42,656		---		---	
Other repossessed assets acquired	20,487		26,212		27,812		25,986		19,660	
Total nonperfoming assets	$ 68,197		$108,529		$113,035		$182,252		$176,292	

Total nonperforming assets at December 31, 2011 decreased $40.3 million or 37.2% from September 30, 2011. The decrease was primarily the result of the bulk loan sale as well as lower OREO due to property sales exceeding transfers to OREO and lower nonperforming commercial loans due to the resolution of several nonperforming loans. These decreases were partially offset by higher nonperforming residential loans due to six accounts totaling $2.8 million; higher home equity loans related to impaired loans totaling $1.7 million; and additional restructured loans still accruing due to completing customer modification requests. Nonperforming loans covered under the loss-share agreement decreased $1.5 million from September 30, 2011 to $17.5 million at December 31, 2011. Covered OREO totaled $7.6 million at December 31, 2011, a decrease of $1.1 million from September 30, 2011.

NET CHARGE-OFFS	December 31, 2011		September 30, 2011		June 30, 2011		March 31, 2011		December 31, 2010	
(dollars in thousands)	$	% of Portfolio*	$	% of Portfolio*	$	% of Portfolio*	$	% of Portfolio*	$	% of Portfolio*
Residential loans										
Residential 1-4 family	$ 391	0.16%	$ 414	0.18%	$ 12,177	5.28%	$ 976	0.43%	$ 612	0.29%
Residential construction	---	---	---	---	---	---	---	---	---	---
Residential land	532	5.31	165	1.58	4,099	34.79	620	4.83	735	5.26
Total residential loans	923	0.37	579	0.24	16,276	6.59	1,596	0.65	1,347	0.59
Commercial loans										
Commercial business	640	3.22	136	0.69	6,826	30.60	1,829	8.00	264	1.04
Commercial real estate	1,417	1.22	433	0.36	41,022	29.15	2,195	1.51	237	0.16
Commercial construction	(3)	(0.07)	635	16.12	3,067	53.06	(3)	(0.05)	314	3.93
Commercial land	804	4.94	2,052	12.15	33,995	118.23	4,824	14.94	2,127	5.70
Total commercial loans	2,858	1.83	3,256	2.04	84,910	42.98	8,845	4.28	2,942	1.34
Consumer loans										
Home equity	2,955	3.26	4,910	5.28	4,725	4.91	3,368	3.43	2,974	2.97
Manufactured housing	845	1.23	978	1.42	1,049	1.54	1,172	1.74	834	1.25
Marine	142	1.05	158	1.12	44	0.30	258	1.69	184	1.12
Other consumer	531	4.09	217	1.61	446	3.28	647	4.66	724	4.80
Total consumer loans	4,473	2.41	6,263	3.31	6,264	3.26	5,445	2.80	4,716	2.38
Total net charge-offs	$ 8,254	1.39%	$ 10,098	1.71%	$107,450	16.87%	$ 15,886	2.45%	$ 9,005	1.39%

*Represents an annualized rate

The decrease in net charge-offs for the quarter ended December 31, 2011 as compared with the prior quarter was the result of the lower risk inherent in the loan portfolio after the bulk loan sale. The increase in commercial real estate charge-offs was primarily the result of the resolution of several nonperforming loans. Net charge-offs for the prior quarter were comprised of $7.9 million of charge-offs related to normal credit practices and $2.2 million of charge-offs on additional loans transferred to loans held for sale, the majority of which were related to existing loans in the pool.

The following table provides details on classified assets by category.

CLASSIFIED ASSETS	December 31, 2011			September 30, 2011
(dollars in thousands)	Covered Classified	Non-covered Classified	Total Classified	Total Classified
Residential loans				
Residential 1-4 family	$ 734	$ 7,232	$ 7,966	$ 3,246
Residential land	253	1,518	1,771	1,461
Total residential loans	987	8,750	9,737	4,707
Commercial loans				
Commercial business	4,386	9,466	13,852	12,689
Commercial real estate	22,569	39,936	62,505	62,740
Commercial construction	588	261	849	2,166
Commercial land	3,516	10,697	14,213	15,550
Total commercial loans	31,059	60,360	91,419	93,145
Consumer loans				
Home equity	1,359	8,087	9,446	7,278
Manufactured housing	---	3,461	3,461	2,922
Marine	15	231	246	47
Other consumer	89	256	345	298
Total consumer loans	1,463	12,035	13,498	10,545
Total classified loans	33,509	81,145	114,654	107,854
Loans held for sale	---	---	---	50,063
Other repossessed assets acquired	---	20,487	20,487	26,212
Total classified assets	$ 33,509	$ 101,632	$ 135,141	$ 184,129
Classified assets/FFCH tier 1 capital + ALLL		24.97%	36.12%	51.18%
Classified assets excluding Loans Held for Sale/FFCH tier 1 capital + ALLL		24.97	36.12	36.77

Discontinued Operations Financial Statement Presentation

As a result of First Financial's sales of its insurance agency subsidiary, First Southeast Insurance Services, Inc., which was completed on June 1, 2011, and its managing general insurance agency subsidiary, Kimbrell Insurance Group, Inc., which was completed on September 30, 2011, the financial condition, operating results, and the gain or loss on the sales, net of transaction costs and taxes, for these subsidiaries have been segregated from the financial condition and operating results of First Financial's continuing operations throughout this release and, as such, are presented as discontinued operations. While all prior periods have been revised retrospectively to align with this treatment, these changes do not affect First Financial's reported consolidated financial condition or operating results for any of the prior periods.

Quarterly Results of Operations

First Financial reported net income from continuing operations of $15.6 million for the three months ended December 31, 2011, compared with $2.9 million for the three months ended September 30, 2011 and $1.1 million for the three months ended December 31, 2010. The quarter ended December 31, 2011 included a $20.8 million pre-tax gain ($12.7 million after-tax) from the bulk loan sale. The changes in the key components of net income from continuing operations are discussed below.

Net interest income

Net interest margin, on a fully tax-equivalent basis, was 3.91% for the quarter ended December 31, 2011, as compared with 3.87% for the quarter ended September 30, 2011 and 3.83% for the quarter ended December 31, 2010. The increase over the linked quarter was primarily the result of a reduction in the rate paid on interest-bearing liabilities. The increase from the same quarter last year was primarily the result of the decrease in yield on interest-bearing liabilities exceeding the decrease in the yield on earning assets as First Financial continues to grow core deposits, especially noninterest-bearing deposits.

Net interest income for the quarter ended December 31, 2011 was $28.9 million, essentially unchanged from the prior quarter and a decrease of $1.3 million or 4.5% from the same quarter last year. The decrease from the same quarter last year was primarily the result of a decline in average earning assets due to the bulk loan sale, combined with the decline in net loans due to the generally lower loan demand from creditworthy borrowers and loan charge-offs.

Provision for loan losses

After determining what First Financial believes is an adequate allowance for loan losses based on the estimated risk inherent in the loan portfolio, the provision for loan losses is calculated based on the net effect of the change in the allowance for loan losses and net charge-offs. The provision for loan losses was $7.4 million for the quarter ended December 31, 2011, compared with $8.9 million for the linked quarter and $10.5 million for the same quarter last year. The provision for loan losses for the linked quarter included $1.4 million related to loans transferred to the bulk sale pool, and represents the net result of the incremental charge-offs on those loans less their related reserve release. The decrease from both prior periods was primarily the result of lower net charge-offs and lower classified loans at December 31, 2011.

Noninterest income

Noninterest income totaled $32.8 million for the quarter ended December 31, 2011, an increase of $18.5 million over the prior quarter and an increase of $22.2 million over the same quarter last year. The quarter ended December 31, 2011 included a $20.8 million pre-tax gain from the bulk loan sale. The prior quarter included net gains totaling $1.9 million related to the resolution of certain loans in the bulk loan pool. Noninterest income from core operations totaled $12.0 million and $12.3 for the quarters ended December 31, 2011 and September 30, 2011, respectively.

The increase over the same quarter last year was primarily the result of the gain on the bulk loan sale as well as higher service charges on deposit accounts ($821 thousand) due to higher transaction-related revenue from increases in both volume and fees.

Noninterest expense

Noninterest expense totaled $28.9 million for the quarter ended December 31, 2011, a decrease of $701 thousand or 2.4% over the linked quarter and essentially unchanged from the same quarter last year. The decrease from the linked quarter was primarily the result of lower OREO, net ($1.6 million) and lower professional services expenses ($502 thousand), partially offset by higher other expense ($1.2 million). The decrease in OREO costs was primarily the result of fewer valuation adjustments on properties held. The decrease in professional services was primarily the result of $521 thousand in legal and other advisory services in the prior quarter related to preparing the loans held in the bulk sale pool for final disposition. The increase in other expense was primarily the result of higher processing fees related to a new reward program for deposit customers, higher loss reserves for the reinsurance subsidiary, and higher operational losses related to uncollectible foreclosure expenses.

Noninterest expense was essentially unchanged from the same quarter last year as increases in other expense ($1.1 million) and OREO, net ($414 thousand) were essentially offset by reductions in salaries and employee benefits ($969 thousand), professional services ($523 thousand), and FDIC insurance and regulatory fees ($350 thousand). The variances in other expense and OREO, net were primarily the result of the factors discussed above. The decrease in salaries and employee benefits was primarily the result of lower staff levels due to initiatives implemented during 2011. The reduction in professional services was primarily the result of using external resources to assist in the implementation of several strategic initiatives including loss-sharing management, OREO management, and compensation studies during the December 31, 2010 quarter. The decrease in FDIC insurance and regulatory fees was primarily the result of the new assessment methodology implemented by the FDIC during 2011.

Cash Dividend Declared

On January 30, 2012, First Financial's Board of Directors declared a quarterly cash dividend of $0.05 per share. The dividend is payable on February 27, 2012 to shareholders of record as of February 13, 2012.

Conference Call

R. Wayne Hall, president and CEO; Blaise B. Bettendorf, EVP and CFO; and Joseph W. Amy, EVP and CCO; will review the quarter's results in a conference call at 2:00 pm (ET), January 30, 2012. The live audio webcast is available on First Financial's website at www.firstfinancialholdings.com and will be available for 90 days.

About First Financial

First Financial Holdings, Inc. ("First Financial", NASDAQ: FFCH) is a Charleston, South Carolina financial services provider with $3.1 billion in total assets as of December 31, 2011. First Financial offers integrated financial solutions, including personal, business, and wealth management services. First Federal Savings and Loan Association ("First Federal"), which was founded in 1934 and is the primary subsidiary, serves individuals and businesses throughout coastal South Carolina, Florence, South Carolina and Wilmington, North Carolina. First Financial subsidiaries include: First Federal; First Southeast Investor Services, Inc., a registered broker-dealer; and First Southeast 401(k) Fiduciaries, Inc., a registered investment advisor. First Federal is the largest financial institution headquartered in the Charleston, South Carolina metropolitan area and the third largest financial institution headquartered in South Carolina, based on asset size. Additional information about First Financial is available at www.firstfinancialholdings.com.

Non-GAAP Financial Information

In addition to results presented in accordance with U.S. generally accepted accounting principles ("GAAP"), this press release includes non-GAAP financial measures such as the efficiency ratio, the tangible common equity to tangible assets ratio, tangible common book value per share, and pre-tax pre-provision earnings. First Financial believes these non-GAAP financial measures provide additional information that is useful to investors in understanding its underlying performance, business, and performance trends and such measures help facilitate performance comparisons with others in the banking industry. Non-GAAP measures have inherent limitations, are not required to be uniformly applied, and are not audited. Readers should be aware of these limitations and should be cautious to their use of such measures. To mitigate these limitations, First Financial has procedures in place to ensure that these measures are calculated using the appropriate GAAP or regulatory components in their entirety and to ensure that its performance is properly reflected to facilitate consistent period-to-period comparisons. Although management believes the above non-GAAP financial measures enhance investors' understanding of First Financial's business and performance, these non-GAAP measures should not be considered in isolation, or as a substitute for GAAP basis financial measures.

In accordance with industry standards, certain designated net interest income amounts are presented on a taxable equivalent basis, including the calculation used in the efficiency ratio.

First Financial believes the exclusion of goodwill and other intangible assets facilitates the comparison of results for ongoing business operations. The tangible common equity ("TCE") ratio and tangible common book value per share ("TBV") have become a focus of some investors, analysts and banking regulators. Management believes these measures may assist in analyzing First Financial's capital position absent the effects of intangible assets and preferred stock. Because TCE and TBV are not formally defined by GAAP or codified in the federal banking regulations, these measures are considered to be non-GAAP financial measures. However, analysts and banking regulators may assess First Financial's capital adequacy using TCE or TBV, therefore, management believes that it is useful to provide investors the ability to assess its capital adequacy on the same basis.

First Financial believes that pre-tax, pre-provision earnings are a useful measure in assessing its core operating performance, particularly during times of economic stress. This measurement, as defined by management, represents total revenue (net interest income plus noninterest income) less noninterest expense. As recent results for the banking industry demonstrate, credit writedowns, loan charge-offs, and related provisions for loan losses can vary significantly from period to period, making a measure that helps isolate the impact of credit costs on profitability important to investors.

Please refer to the Selected Financial Information table and the Non-GAAP Reconciliation table later in this release for additional information.

Forward-Looking Statements

Statements in this release that are not statements of historical fact, including without limitation, statements that include terms such as "believes," "expects," "anticipates," "estimates," "forecasts," "intends," "plans," "targets," "potentially," "probably," "projects," "outlook," or similar expressions or future conditional verbs such as "may," "will," "should," "would," or "could" constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements regarding First Financial's future financial and operating results, plans, objectives, expectations and intentions involve risks and uncertainties, many of which are beyond First Financial's control or are subject to change. No forward-looking statement is a guarantee of future performance and actual results could differ materially. Factors that could cause or contribute to such differences include, but are not limited to, the general business environment, general economic conditions nationally and in the States of North and South Carolina, interest rates, the North and South Carolina real estate markets, the demand for mortgage loans, the credit risk of lending activities, including changes in the level and trend of delinquent and nonperforming loans and charge-offs, changes in First Federal's allowance for loan losses and provision for loan losses that may be affected by deterioration in the housing and real estate markets; results of examinations by banking regulators, including the possibility that any such regulatory authority may, among other things, require First Federal to increase its allowance for loan losses, writedown assets, change First Federal's regulatory capital position or affect its ability to borrow funds or maintain or increase deposits, which could adversely affect liquidity and earnings; First Financial's ability to control operating costs and expenses, First Financial's ability to successfully integrate any assets, liabilities, customers, systems, and management personnel acquired or may in the future acquire into its operations and its ability to realize related revenue synergies and cost savings within expected time frames and any goodwill charges related thereto, competitive conditions between banks and non-bank financial services providers, and regulatory changes including the Dodd-Frank Wall Street Reform and Consumer Protection Act. Other risks are also detailed in First Financial's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and current reports on Form 8-K filings with the Securities and Exchange Commission ("SEC"), which are available at the SEC's website www.sec.gov. Other factors not currently anticipated may also materially and adversely affect First Financial's results of operations, financial position, and cash flows. There can be no assurance that future results will meet expectations. While First Financial believes that the forward-looking statements in this release are reasonable, the reader should not place undue reliance on any forward-looking statement. In addition, these statements speak only as of the date made. First Financial does not undertake, and expressly disclaims any obligation to update or alter any statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

FIRST FINANCIAL HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS (Unaudited)

(in thousands)	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011	December 31, 2010
ASSETS					
Cash and due from banks	$ 61,400	$ 54,307	$ 60,905	$ 59,495	$ 48,340
Interest-bearing deposits with banks	15,275	31,630	4,094	5,167	5,064
Total cash and cash equivalents	76,675	85,937	64,999	64,662	53,404
Investment securities					
Securities available for sale, at fair value	404,550	412,108	418,967	383,229	372,277
Securities held to maturity, at amortized cost	20,486	21,671	21,977	21,962	21,948
Nonmarketable securities - FHLB stock	32,694	35,782	37,626	41,273	41,273
Total investment securities	457,730	469,561	478,570	446,464	435,498
Loans	2,385,457	2,355,280	2,372,069	2,559,845	2,583,367
Less: Allowance for loan losses	53,524	54,333	55,491	85,138	88,349
Net loans	2,331,933	2,300,947	2,316,578	2,474,707	2,495,018
Loans held for sale	48,303	94,872	84,288	19,467	28,528
FDIC indemnification asset, net	51,021	50,465	58,926	61,135	68,326
Premises and equipment, net	79,979	80,477	81,001	81,251	81,806
Goodwill	---	---	---	630	630
Other intangible assets, net	2,401	2,491	2,571	2,653	2,735
Other assets	98,922	121,560	129,332	108,891	94,256
Assets of discontinued operations	---	---	5,279	42,152	41,137
Total assets	$ 3,146,964	$ 3,206,310	$ 3,221,544	$ 3,302,012	$ 3,301,338
LIABILITIES					
Deposits					
Noninterest-bearing checking	$ 279,520	$ 279,152	$ 234,478	$ 233,197	$ 222,023
Interest-bearing checking	429,697	440,377	437,179	437,113	405,727
Savings and money market	522,496	505,059	506,236	501,924	482,717
Retail time deposits	791,544	824,874	854,202	893,064	991,253
Wholesale time deposits	215,941	253,395	283,650	279,482	307,892
Total deposits	2,239,198	2,302,857	2,315,745	2,344,780	2,409,612
Advances from FHLB	561,000	558,000	557,500	561,506	497,106
Long-term debt	47,204	47,204	47,204	47,204	47,204
Other liabilities	22,384	29,743	29,432	30,539	27,183
Liabilities of discontinued operations	---	---	5,099	6,456	4,911
Total liabilities	2,869,786	2,937,804	2,954,980	2,990,485	2,986,016
SHAREHOLDERS' EQUITY					
Preferred stock	1	1	1	1	1
Common stock	215	215	215	215	215
Additional paid-in capital	196,002	195,790	195,597	195,361	195,090
Treasury stock, at cost	(103,563)	(103,563)	(103,563)	(103,563)	(103,563)
Retained earnings	187,367	173,587	174,300	219,088	221,304
Accumulated other comprehensive (expense) income	(2,844)	2,476	14	425	2,275
Total shareholders' equity	277,178	268,506	266,564	311,527	315,322
Total liabilities and shareholders' equity	$ 3,146,964	$ 3,206,310	$ 3,221,544	$ 3,302,012	$ 3,301,338

FIRST FINANCIAL HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	Three Months Ended				
(in thousands, except share data)	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011	December 31, 2010
INTEREST INCOME					
Interest and fees on loans	$ 33,460	$ 33,828	$ 34,497	$ 34,844	$ 36,366
Interest and dividends on investments	3,859	4,390	4,527	4,774	5,023
Other	293	338	448	566	683
Total interest income	37,612	38,556	39,472	40,184	42,072
INTEREST EXPENSE					
Interest on deposits	4,554	5,323	5,929	6,879	7,600
Interest on borrowed money	4,159	4,169	4,127	4,018	4,224
Total interest expense	8,713	9,492	10,056	10,897	11,824
NET INTEREST INCOME	28,899	29,064	29,416	29,287	30,248
Provision for loan losses	7,445	8,940	77,803	12,675	10,483
Net interest income (loss) after provision for loan losses	21,454	20,124	(48,387)	16,612	19,765
NONINTEREST INCOME					
Service charges on deposit accounts	7,099	7,196	6,982	6,381	6,278
Mortgage and other loan income	2,681	2,743	2,051	1,124	2,642
Trust and plan administration	1,192	1,333	1,116	1,112	1,177
Brokerage fees	532	588	657	666	514
Other	650	647	670	675	503
Gains on sold loan pool, net	20,796	1,900	---	---	---
Net securities (loses) gains	(180)	(169)	(54)	1,297	(534)
Total noninterest income	32,770	14,238	11,422	11,255	10,580
NONINTEREST EXPENSE					
Salaries and employee benefits	14,511	14,672	15,373	17,396	15,480
Occupancy costs	2,144	2,188	2,116	2,208	2,058
Furniture and equipment	1,870	1,725	1,769	1,825	1,725
Other real estate owned, net	1,541	3,115	800	(133)	1,127
FDIC insurance and regulatory fees	830	576	850	1,484	1,180
Professional services	1,019	1,521	1,094	1,326	1,542
Advertising and marketing	792	868	810	993	562
Other loan expense	1,043	990	1,099	925	902
Goodwill impairment	---	---	630	---	---
Intangible asset amortization	90	79	82	82	82
Other expense	5,046	3,854	3,976	4,039	3,912
Total noninterest expense	28,886	29,588	28,599	30,145	28,570
Income (loss) income from continuing operations before taxes	25,338	4,774	(65,564)	(2,278)	1,775
Income tax (benefit) from continuing operations	9,766	1,893	(25,288)	(913)	636
NET INCOME (LOSS) FROM CONTINUING OPERATIONS	15,572	2,881	(40,276)	(1,365)	1,139
(Loss) income from discontinued operations, net of tax	---	(1,804)	(2,724)	935	28
NET INCOME (LOSS)	$ 15,572	$ 1,077	$ (43,000)	$ (430)	$ 1,167
Preferred stock dividends	813	813	812	812	813
Accretion on preferred stock discount	153	151	149	147	144
NET INCOME (LOSS) AVAILABLE TO COMMON SHAREHOLDERS	$ 14,606	$ 113	$ (43,961)	$ (1,389)	$ 210
Net income (loss) per common share from continuing operations:					
Basic	$ 0.88	$ 0.12	$ (2.50)	$ (0.14)	$ 0.01
Diluted	0.88	0.12	(2.50)	(0.14)	0.01
Net (loss) income per common share from discontinued operations:					
Basic	---	(0.11)	(0.16)	0.06	0.00
Diluted	---	(0.11)	(0.16)	0.06	0.00
Net income (loss) per common share:					
Basic	0.88	0.01	(2.66)	(0.08)	0.01
Diluted	0.88	0.01	(2.66)	(0.08)	0.01
Average common shares outstanding:					
Basic	16,527	16,527	16,527	16,527	16,527
Diluted	16,527	16,527	16,527	16,527	16,529

(in thousands)	For the Quarters Ended						Change in		
	December 31, 2011			December 31, 2010					
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Basis Points
Earning Assets									
Interest-bearing deposits with banks	$ 10,212	$ 4	0.16%	$ 11,587	$ 6	0.21%	$ (1,375)	$ (2)	(5)
Investment securities [1]	469,925	3,859	3.41	452,900	5,023	4.57	17,025	(1,164)	(116)
Loans [2]	2,428,743	33,460	5.48	2,614,918	36,366	5.52	(186,175)	(2,906)	(3)
FDIC Indemnification Asset	50,700	289	2.27	67,854	677	3.96	(17,154)	(388)	(169)
Total Earning Assets	2,959,580	37,612	5.06	3,147,259	42,072	5.32	(187,679)	(4,460)	(26)
Interest-bearing Liabilities									
Deposits	1,992,957	4,554	0.91	2,197,647	7,600	1.37	(204,690)	(3,046)	(46)
Borrowings	565,114	4,159	2.93	543,039	4,224	3.09	22,075	(65)	(16)
Total interest-bearing liabilities	2,558,071	8,713	1.35	2,740,686	11,824	1.71	(182,615)	(3,111)	(36)
Net interest income		$ 28,899			$ 30,248			$(1,349)	
Net interest margin			3.91%			3.83%			8

[1] Interest income used in the average rate calculation includes the tax equivalent adjustment of $145 thousand, and $157 thousand for the quarters ended
   December 31, 2011 and 2010, respectively, calculated based on a federal tax rate of 35%.

[2] Average loans include loans held for sale and nonaccrual loans. Loan fees, which are not material for any of the periods, have been included
   in loan interest income for the rate calculation.

FIRST FINANCIAL HOLDINGS, INC.
SELECTED FINANCIAL INFORMATION (Unaudited)

	For the Quarters Ended				
(in thousands, except ratios)	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011	December 31, 2010
Average for the Quarter					
Total assets	$ 3,153,286	$ 3,201,416	$ 3,294,350	$ 3,310,796	$ 3,323,825
Investment securities	469,925	468,360	464,277	435,568	452,900
Loans	2,428,743	2,442,071	2,566,827	2,607,161	2,614,918
Allowance for loan losses	54,178	55,503	81,025	88,086	87,605
Deposits	2,272,035	2,302,518	2,360,572	2,397,801	2,424,807
Borrowings	565,114	595,508	593,103	555,630	543,039
Shareholders' equity	279,066	267,404	302,996	313,663	318,202
Performance Metrics from Continuing Operations					
Return on average assets	1.98%	0.36%	(4.89)%	(0.16)%	0.14%
Return on average shareholders' equity	22.32	4.31	(53.17)	(1.74)	1.43
Net interest margin (FTE) [1]	3.91	3.87	3.83	3.83	3.83
Efficiency ratio (non-GAAP)	70.12%	70.90%	69.69%	76.53%	68.81%
Pre-tax pre-provision earnings (non-GAAP)	$ 32,783	$ 13,714	$ 12,239	$ 10,397	$ 12,258
Performance Metrics From Consolidated Operations					
Return on average assets	1.98%	0.13%	(5.22)%	(0.05)%	0.14%
Return on average shareholders' equity	22.32	1.61	(56.77)	(0.55)	1.47
Asset Quality Metrics					
Allowance for loan losses as a percent of loans	2.24%	2.31%	2.34%	3.33%	3.42%
Allowance for loan losses as a percent of nonperforming loans	112.19	126.64	130.36	54.48	56.41
Nonperforming loans as a percent of loans	2.00	1.82	1.79	6.10	6.06
Nonperforming assets as a percent of loans and other repossessed assets acquired [2]	2.83	4.48	4.63	7.05	6.77
Nonperforming assets as a percent of total assets	2.17	3.38	3.51	5.52	5.34
Net loans charged-off as a percent of average loans (annualized)	1.39	1.71	16.87	2.45	1.39
Net loans charged-off	$ 8,254	$ 10,098	$ 107,450	$ 15,886	$ 9,005
Asset Quality Metrics excluding Nonperforming Loans Held For Sale					
Nonperforming assets excluding nonperforming loans held for sale as a percent of loans and other repossessed assets acquired	2.83%	2.82%	2.93%	7.05%	6.77%
Nonperforming assets excluding nonperforming loans held for sale as a percent of total assets	2.17	2.10	2.18	5.52	5.34
Asset Quality Metrics Excluding Covered Loans					
Allowance for loan losses as a percent of non-covered loans	2.39%	2.47%	2.51%	3.57%	3.68%
Allowance for loan losses as a percent of non-covered nonperforming loans	177.35	227.09	216.35	60.79	61.83
Nonperforming loans as a percent of non-covered loans	1.34	1.09	1.16	5.87	5.95
Nonperforming assets as a percent of non-covered loans and other repossessed assets acquired [2]	1.88	3.58	3.91	6.65	6.46
Nonperforming assets as a percent of total assets	1.35	2.52	2.76	4.84	4.72
Asset Quality Metrics Excluding Covered Loans and Nonperforming Loans Held for Sale					
Nonperforming assets excluding nonperforming loans held for sale as a percent of non-covered loans and other repossessed assets acquired	1.88%	1.79%	2.07%	6.65%	6.46%
Nonperforming assets excluding nonperforming loans held for sale as a percent of total assets	1.35	1.23	1.43	4.84	4.72

[1] Net interest margin is presented on an annual basis, includes taxable equivalent adjustments to interest income and is based on a federal tax rate of 35%.

[2] Nonperforming loans held for sale in the amount of $39,412, and $42,656 thousand is included in loans at September 30, 2011 and June 30, 2011, respectively.

FIRST FINANCIAL HOLDINGS, INC.
Non-GAAP Reconciliation (Unaudited)

	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011	December 31, 2010
(in thousands, except share data)					
Efficiency Ratio from Continuing Operations					
Net interest income (A)	$ 28,899	$ 29,064	$ 29,416	$ 29,287	$ 30,248
Taxable equivalent adjustment (B)	145	159	144	144	157
Noninterest income (C)	32,770	14,238	11,422	11,255	10,580
Gains on sold loan pool, net (D)	20,796	1,900	---	---	---
Net securities gains (losses) (E)	(180)	(169)	(54)	1,297	(534)
Noninterest expense (F)	28,886	29,588	28,599	30,145	28,570
Efficiency Ratio: F/(A+B+C-D-E) (non-GAAP)	70.12%	70.90%	69.69%	76.53%	68.81%
Tangible Assets and Tangible Common Equity					
Total assets	$ 3,146,964	$ 3,206,310	$ 3,221,544	$ 3,302,012	$ 3,301,338
Goodwill[1]	---	---	(3,250)	(28,260)	(28,260)
Other intangible assets, net[2]	(2,401)	(2,491)	(2,776)	(9,278)	(9,515)
Tangible assets (non-GAAP)	$ 3,144,563	$ 3,203,819	$ 3,215,518	$ 3,264,474	$ 3,263,563
Total shareholders' equity	$ 277,178	$ 268,506	$ 266,564	$ 311,527	$ 315,322
Preferred stock	(65,000)	(65,000)	(65,000)	(65,000)	(65,000)
Goodwill[1]	---	---	(3,250)	(28,260)	(28,260)
Other intangible assets, net[2]	(2,401)	(2,491)	(2,776)	(9,278)	(9,515)
Tangible common equity (non-GAAP)	$ 209,777	$ 201,015	$ 195,538	$ 208,989	$ 212,547
Shares outstanding, end of period (000s)	16,527	16,527	16,527	16,527	16,527
Tangible common equity to tangible assets (non-GAAP)	6.67%	6.27%	6.08%	6.40%	6.51%
Tangible common book value per share (non-GAAP)	$ 12.69	$ 12.16	$ 11.83	$ 12.65	$ 12.86
Pre-tax Pre-provision Earnings from Continuing Operations					
Income (loss) before income taxes	$ 25,338	$ 4,774	$ (65,564)	$ (2,278)	$ 1,775
Provision for loan losses	7,445	8,940	77,803	12,675	10,483
Pre-tax pre-provision earnings (non-GAAP)	$ 32,783	$ 13,714	$ 12,239	$ 10,397	$ 12,258

For the Quarters Ended

[1] Goodwill represents goodwill for Continuing Operations, as shown on the balance sheet, and includes goodwill for Discontinued Operations of $3,250 for the quarter ended June 30, 2011 and $27,630 for the quarters ended March 31, 2011, December 31, 2010, respectively.

[2] Intangible assets represents intangible assets for Continuing Operations, as shown on the balance sheet, and includes intangible assets for Discontinued Operations of $205, $6,625, and $6,780, for the quarters ended June 30, 2011, March 31, 2011, and December 31, 2010, respectively.

Contact
Blaise B. Bettendorf
Executive Vice President and Chief Financial Officer
(843) 529-5931
investorrelations@firstfinancialholdings.com